

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

James Rhee
Chief Executive Officer
Spark I Acquisition Corp
3790 El Camino Real
Unit #570
Palo Alto, CA 94306

> **Re: Spark I Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted April 13, 2022**
> **CIK No. 0001884046**

Dear Mr. Rhee:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 13, 2022

Risk Factors, page 57

1.  We note that you have identified the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for litigation arising out of or relating to the warrant agreement, including under the Securities Act. However, Section 9.03 of the Form of Warrant Agreement, filed as exhibit 4.4, states that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please reconcile these statements.

You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Joseph Ambrogi at 202-551-4821 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Andrew Hoffman, Esq.